October 17, 2005

Thomas A. Jones, Esq.

Senior Attorney

Securities and Exchange Commission

Mail Stop 6010

Washington, D.C. 20549

Re:	Schick Technologies, Inc.
Form 10-K for the Fiscal Year ended March 31, 2005
Form 10-Q for the Fiscal Quarter ended June 30, 2005
File No. 0-22673

Dear Mr. Jones:

I am writing in response to your letter of September 30, 2005 in which you presented various comments relating to Schick Technologies' (the "Company") Annual Report on Form 10-K for the fiscal year ended March 31, 2005 and Form 10-Q for the fiscal quarter ended June 30, 2005.

As noted in our previous letter to you, dated August 26, 2005, we welcome the opportunity to answer your questions and address your comments. I invite you to call me, our Director of Finance, Ronald Rosner, or our General Counsel, Zvi Raskin, should you have any further questions or comments.

Our responses follow, together with each of the questions and comments contained in your letter, which are repeated below for your convenience.

Form 10-K for the Fiscal Year ended March 31, 2005

Dependence on Customers, page 5

1.	Please refer to prior comment 2. Please file the complete agreement as an exhibit.

The April 6, 2000 Distributorship Agreement (the "Agreement") between the Company and Patterson Dental Company was filed by the Company, on June 29, 2004, as Exhibit 10.34 to its Form 10-K for the fiscal year ended March 31, 2000; all of the 4 schedules thereto were not attached to that filing. The Company will file, as an exhibit to its Form 10-Q for the Quarter ended September 30, 2005, a copy of the Agreement together with the schedules thereto. However, subject to a Request for Confidential Treatment which we will file, Schedules II (product pricing) and IV (minimum purchase quotas) will be partially redacted to the extent we believe necessary to avoid competitive harm.

2.	Please be advised that comments, if any, on your confidential treatment application will be issued in a separate letter.

On or about August 9, 2005, the Company filed an application seeking confidential treatment of certain portions of the Amended Distributorship Agreement between the Company and Patterson Companies, Inc. Specifically, the Company requested that confidential treatment be accorded to portions of Schedule II, relating to minimum purchase quotas. If we receive any comments on this application from the SEC, we will promptly respond and provide whatever additional information may be requested.

Sales and Marketing, page 8

3.

Please refer to prior comment 8. Please advise whether you are materially dependent upon any regional distributors and, if applicable, why you have not filed such written agreements with distributors as exhibits.

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The Company believes that it is not materially dependent upon any regional distributors and, therefore believes that its agreements with distributors should not be filed as exhibits.

Revenue Recognition, page F-8

4.

Please refer to prior comment 9. Based on your response, it is still unclear how you accounted for the trade-ins when received. Please confirm to us that the amount recognized as revenue on the sale of the new system is limited to the actual cash to be paid by the customer (i.e., net of trade-in amount). Please also clarify for us what values were assigned to the returned inventory. Confirm that this inventory is being carried at the lower of cost or market value, with any declines in value being recorded through cost of sales. Please revise future filings to clarify your accounting for this program.

We confirm as follows: the amount recognized by the Company as revenue on the sale of the new system is limited to the actual cash to be paid by the customer, net of trade-in. Returned inventory is valued at the lower of cost or market with any declines in value recorded through cost of sales.

We will revise our future filings to clarify accounting for trade-ins. We believe that the most appropriate location for such disclosure would be in the Company's Form 10-K, at Notes to Consolidated Financial Statements -- "Summary of Significant Accounting Policies" -- "Revenue Recognition."

5.

We note from your response to prior comment 9 that trade-in customers were required to simultaneously purchase a one year warranty for the new parts. You state that warranty revenue is recognized into income ratably over one year and product revenue is recognized at the time of shipment. Please tell us how you have evaluated these transactions based on the guidance in EITF 00-21. Specifically, tell us why you believe it is appropriate to account for the hardware and the warranty separately. Also, tell us whether you believe you have objective and reliable evidence of the fair value of the undelivered warranty services and, if so, why.

As previously noted, in our letter of August 26, 2005, the Company's promotional trade-in program has ended, and was substantially completed during early fiscal 2004. With regard to its trade-in customers, the Company carefully considered the guidance set forth in EITF 00-21 and believes that its accounting for warranty revenue for those customers is in accordance therewith.

In determining whether to account for the hardware and the warranty separately, we considered the facts and noted that each of the hardware and the warranty service has value to the customer on a standalone basis; indeed, as advised by EITF 00-21, we confirmed that various vendors, including the Company, separately sell each of these items.

Furthermore, we believe that we have objective and reliable evidence of the fair value of the undelivered warranty services. There is vendor-specific evidence of the fair value of the undelivered warranty services inasmuch as the warranty price charged to our trade-in customers is the same as the price charged to other customers, when sold separately. As discussed in EITF 00-21, this may appropriately be used as objective and reliable evidence of its fair value. Finally, it should also be noted, that warranty fees are collected in advance and are not refundable.

We concluded, therefore, that separate accounting treatment for warranty and product revenues, respectively, from our promotional trade-in program was appropriate and proper.

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 Form 10-Q for the Fiscal Quarter ended June 30, 2005

6.	In future filings, disclose the conclusions regarding the effectiveness of the disclosure controls and procedures.

In future filings the Company will disclose the conclusions regarding the effectiveness of the disclosure controls and procedures. We believe that the most appropriate location for such disclosure would be in the "Controls and Procedures" section of the Company's Form 10-Q.

We believe that the foregoing information is fully responsive to your request. Please let us know if any clarification or supplemental information is needed, and we will be happy to promptly provide it.

Sincerely,

/s/ Jeffrey T. Slovin

Jeffrey T. Slovin

President and Chief Executive Officer

cc:	Ronald Rosner, CPA Zvi Raskin, Esq. Grant Thornton LLP Dorsey & Whitney

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